(formerly Stem Cell Therapeutics Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2015 AND 2014

96 Skyway Avenue
Toronto, Ontario M9W 4Y9
www.trilliumtherapeutics.com

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Trillium Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Trillium Therapeutics Inc. which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Trillium Therapeutics Inc. as at December 31, 2015 and 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
March 9, 2016	Licensed Public Accountants

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Financial Position
Amounts in Canadian Dollars

		As at	As at
	Note	December 31, 2015	December 31, 2014
		$	$

ASSETS

Current
Cash		86,770,542	26,165,056
Amounts receivable	4	974,822	344,416
Prepaid expenses		1,181,481	1,008,225

Total current assets		88,926,845	27,517,697

Property and equipment	5	897,390	235,402
Intangible assets	6	93,585	432,933
Other assets		121,648	-

Total non-current assets		1,112,623	668,335

Total assets		90,039,468	28,186,032

LIABILITIES

Current
Accounts payable and accrued liabilities	7	3,233,749	3,248,984
Other current liabilities	8	323,151	279,461

Total current liabilities		3,556,900	3,528,445

Loan payable	8	270,386	283,352
Deferred lease inducement	8	348,205	-
Long-term liability	8	60,109	69,941

Total non-current liabilities		678,700	353,293

Total liabilities		4,235,600	3,881,738

EQUITY
Common shares	9	103,340,072	49,505,792
Series I preferred shares	9	7,797,773	10,076,151
Series II preferred shares	9	24,369,384	-
Warrants	9	6,926,019	9,283,332
Contributed surplus	9	8,660,355	5,995,055
Deficit		(65,289,735)	(50,556,036)

Total equity		85,803,868	24,304,294

Total liabilities and equity		90,039,468	28,186,032

Commitments and contingencies [note 14]

Approved by the Board and authorized for issue on March 9, 2016:

(signed) Luke Beshar, Director	(signed) Henry Friesen, Director

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Loss and Comprehensive Loss
Amounts in Canadian Dollars

			Year ended	Year ended
	Note		December 31, 2015	December 31, 2014
			$	$

EXPENSES
Research and development	11		18,050,091	10,595,808
General and administrative	12		3,184,347	2,577,460

Operating expenses			21,234,438	13,173,268

Finance income	13		(6,595,189)	(378,692)
Finance costs	13		84,948	87,244

Net finance income			(6,510,241)	(291,448)

Net loss before income taxes			14,724,197	12,881,820

Current income tax expense	10		9,502	-

Net loss and comprehensive loss for the year			14,733,699	12,881,820

Basic and diluted loss per common share	9	(c)	(2.22)	(3.06)

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Changes in Equity
Amounts in Canadian Dollars

	Common shares		Series I preferred shares		Series II preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	#	$	$	$	$
		(note 9)		(note 9)		(note 9)		(note 9)	(note 9)

Balance, December 31, 2014	4,427,244	49,505,792	69,504,689	10,076,151	-	-	138,724,781	9,283,332	5,995,055	(50,556,036)	24,304,294

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(14,733,699)	(14,733,699)
Transactions with owners of the Company, recognized directly in equity
Shares issued, net of issue costs	1,750,754	39,592,240	-	-	1,077,605	24,369,384	-	-	-	-	63,961,624
Exercise of warrants	1,087,603	11,872,467	-	-	-	-	(32,628,425)	(2,357,313)	-	-	9,515,154
Exercise of stock options	6,666	91,195	-	-	-	-	-	-	(41,200)	-	49,995
Conversion of preferred shares	523,870	2,278,378	(15,716,110)	(2,278,378)	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	2,706,500	-	2,706,500
Total transactions with owners of the Company	3,368,893	53,834,280	(15,716,110)	(2,278,378)	1,077,605	24,369,384	(32,628,425)	(2,357,313)	2,665,300	-	76,233,273
Balance, December 31, 2015	7,796,137	103,340,072	53,788,579	7,797,773	1,077,605	24,369,384	106,096,356	6,926,019	8,660,355	(65,289,735)	85,803,868

	Common shares		Series I preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$

Balance, December 31, 2013	4,058,408	47,191,303	77,895,165	11,292,525	142,230,123	9,818,179	3,280,656	(37,674,216)	33,908,447

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	(12,881,820)	(12,881,820)
Transactions with owners of the Company, recognized directly in equity
Exercise of warrants	86,540	1,065,015	-	-	(2,596,251)	(118,202)	-	-	946,813
Exercise of stock options	2,614	33,100	-	-	-	-	(13,500)	-	19,600
Conversion of preferred shares	279,682	1,216,374	(8,390,476)	(1,216,374)	-	-	-	-	-
Expiry of warrants	-	-	-	-	(909,091)	(416,645)	416,645	-	-
Share-based compensation	-	-	-	-	-	-	2,311,254	-	2,311,254
Total transactions with owners of the Company	368,836	2,314,489	(8,390,476)	(1,216,374)	(3,505,342)	(534,847)	2,714,399	-	3,277,667
Balance, December 31, 2014	4,427,244	49,505,792	69,504,689	10,076,151	138,724,781	9,283,332	5,995,055	(50,556,036)	24,304,294

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Cash Flows
Amounts in Canadian Dollars

		Year ended	Year ended
	Note	December 31, 2015	December 31, 2014
		$	$

OPERATING ACTIVITIES
Net loss for the year		(14,733,699)	(12,881,820)
Adjustments for items not affecting cash
Share-based compensation	9	2,706,500	2,311,254
Interest accretion	8,13	73,391	69,770
Amortization of intangible assets	6,11	339,348	610,776
Impairment of intangible assets	6,11	-	429,763
Depreciation of property and equipment	5,11	118,394	47,208
Non-cash change in deferred lease inducement		105,805	-
Unrealized foreign exchange gain		(6,010,996)	-
		(17,401,257)	(9,413,049)
Changes in non-cash working capital balances
Amounts receivable		(630,406)	82,818
Prepaid expenses		(173,256)	(913,656)
Accounts payable and accrued liabilities		(15,235)	2,579,124
Other current liabilities		43,690	216,695
Increase in other assets		(121,648)	-
Cash used in operating activities		(18,298,112)	(7,448,068)

INVESTING ACTIVITIES
Purchase of property and equipment	5	(750,382)	(173,603)
Net change in marketable securities		-	526,598
Cash provided by (used) in investing activities		(750,382)	352,995

FINANCING ACTIVITIES
Change in loan payable	8	(68,761)	(115,031)
Receipt of deferred lease inducement	8	212,400	-
Change in long-term liability	8	(27,428)	(47,759)
Issue of share capital, net of issuance costs	9	73,526,773	966,413
Cash provided by financing activities		73,642,984	803,623

Impact of foreign exchange rate on cash		6,010,996	-
Net increase (decrease) in cash during the year		60,605,486	(6,291,450)

Cash, beginning of year		26,165,056	32,456,506

Cash, end of year		86,770,542	26,165,056

Supplemental cash flow information

Preferred shares converted to common shares (note 9)		2,278,378	1,216,374

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

1.	Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a Canadian public immuno-oncology company developing innovative therapies for the treatment of cancer. The Company was incorporated under the laws of the Province of Alberta on March 31, 2004 with nominal share capital and filed Articles of Continuance to change its jurisdiction to Ontario on November 7, 2013. On June 1, 2014, the Company amalgamated with its wholly-owned subsidiary Trillium Therapeutics Inc. (“Trillium Privateco”) and changed its name from Stem Cell Therapeutics Corp. to Trillium Therapeutics Inc.

The Company’s head office is located at 96 Skyway Avenue, Toronto, Ontario, M9W 4Y9 and is listed on the Toronto Stock Exchange under the symbol TR and on the NASDAQ Stock Exchange under the symbol TRIL.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors on March 9, 2016.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for held-for-trading financial assets which are measured at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Management has applied significant estimates and assumptions to the following:

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments and warrants.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

2.	Basis of presentation (continued)

Impairment of long lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or cash-generating unit). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Management evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and at least annually reviews the useful lives to reflect management's intent about developing and commercializing the assets.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Stem Cell Therapeutics Inc. to the date of its dissolution on September 17, 2014, and Trillium Privateco from April 9, 2013, the date of acquisition to the date of its amalgamation with the Company on June 1, 2014.

Investments in entities where the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, are considered subsidiaries due to the control exercised over the investee by the Company. Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are de-consolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Intercompany transactions, balances and unrealized gains and losses on transactions between subsidiaries are eliminated.

(b)	Foreign currency

Transactions in foreign currencies are translated to the functional currency at the rate on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange as at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

(c)	Financial instruments

Financial assets

A financial asset is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein are recognized in profit or loss.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method less any impairment losses. The Company has classified its amounts receivable as loans and receivables.

Derecognition
A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Financial liabilities

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs, and subsequently at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities, and loan payable as financial liabilities.

Derecognition
A financial liability is derecognized when its contractual obligations are discharged, cancelled or expired.

Equity

Common shares, preferred shares and warrants to purchase common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, preferred shares and warrants are recognized as a deduction from equity, net of any tax effects.

(d)	Property and equipment

Recognition and measurement
Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in profit or loss.

Subsequent costs
The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is then derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

Depreciation
The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Basis

Lab equipment	20% declining balance
Computer equipment	30% declining balance
Office equipment	20% declining balance
Leaseholds	Straight-line over expected lease term

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate. Depreciation expense is recognized in research and development expenses.

(e)	Intangible assets

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. No internal development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The period that the technologies acquired in the Trillium Privateco acquisition are available for use is estimated at three years, which reflects management's intent about developing and commercializing the assets.

The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in research and development expenses.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

(f)	Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in profit or loss.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses for intangible assets are recognized in research and development expenses.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(h)	Government assistance

Government assistance relating to research and development is recorded as a reduction of expenses when the related expenditures are incurred.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

(i)	Share-based compensation

The grant-date fair value of share-based payment awards granted to employees is recognized as personnel costs, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that met the related service and non-market performance conditions at the vesting date.

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in contributed surplus, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, it measures their value by reference to the fair value of the equity instruments granted. Transactions measured by reference to the fair value of the equity instruments granted have their fair values remeasured at each vesting and reporting date until fully vested.

(j)	Income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Investment tax credits earned from scientific research and development expenditures are recorded when collectability is reasonably assured.

(k)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding are increased to include additional shares for the assumed exercise of stock options, deferred share units, warrants, and conversion of preferred shares, if dilutive. The number of additional shares is calculated by assuming that outstanding preferred shares would convert to common shares and that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period. The inclusion of the Company's stock options, deferred share units, warrants and preferred shares in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and therefore, they have been excluded from the calculation of diluted loss per share.

(l)	New standards and interpretations not yet effective

IFRS 9 Financial Instruments

In October 2010, the IASB published amendments to IFRS 9 Financial Instruments (“IFRS 9”), which provides added guidance on the classification and measurement of financial liabilities. In July 2014, the IASB issued its final version of IFRS 9, which completes the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39. The final standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is reviewing the standard to determine the impact that the adoption of this standard may have on the consolidated financial statements.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

3.	Significant accounting policies (continued)

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Entities will transition following either a full or modified retrospective approach. The Company is reviewing the standard to determine the impact that the adoption of this standard may have on the consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB has issued IFRS 16 Leases (“IFRS 16”), its new leases standard that requires lessees to recognize assets and liabilities for most leases on their balance sheets. Lessees applying IFRS 16 will have a single accounting model for all leases, with certain exemptions. Lessor accounting is substantially unchanged. The new standard will be effective from January 1, 2019 with limited early application permitted. The Company has not yet begun the process of evaluating the impact of this standard on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements. The Company assesses the impact of adoption of future standards on its consolidated financial statements, but does not anticipate significant changes in 2016.

4.	Amounts receivable

	December 31,	December 31,
	2015	2014
	$	$

Government receivable	957,951	344,416
Other amounts receivable	16,871	-
	974,822	344,416

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

5.	Property and equipment

		Computer	Office
	Lab	equipment	equipment and
	equipment	and software	leaseholds	Total
	$	$	$	$

Cost
Balance, December 31, 2013	111,025	18,111	9,381	138,517
Additions	141,051	21,917	10,635	173,603
Balance, December 31, 2014	252,076	40,028	20,016	312,120
Additions	457,796	57,180	265,406	780,382
Balance, December 31, 2015	709,872	97,208	285,422	1,092,502

Accumulated depreciation
Balance, December 31, 2013	14,723	14,004	783	29,510
Depreciation	33,366	9,554	4,288	47,208
Balance, December 31, 2014	48,089	23,558	5,071	76,718
Depreciation	86,577	26,679	5,138	118,394
Balance December 31, 2015	134,666	50,237	10,209	195,112

Net carrying amounts
December 31, 2014	203,987	16,470	14,945	235,402
December 31, 2015	575,206	46,971	275,213	897,390

6.	Intangible assets

Total
$

Cost
Balance, December 31, 2013	2,103,751
Disposals	(1,085,714)
Balance December 31, 2014 and 2015	1,018,037

Accumulated amortization
Balance, December 31, 2013	630,279
Amortization	610,776
Disposals	(655,951)
Balance, December 31, 2014	585,104
Amortization	339,348
Balance, December 31, 2015	924,452

Net carrying amounts
December 31, 2014	432,933
December 31, 2015	93,585

As at December 31, 2015, intangible assets were comprised of licensed patent rights related to the SIRPαFc program acquired in 2013 in the amount of $1,018,037.

The Company returned rights related to tigecycline and recorded an impairment loss of $429,763 in the second quarter of 2014.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

7.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2015	2014
	$	$

Trade and other payables	1,401,462	1,604,533
Accrued liabilities	1,728,636	1,585,823
Due to related parties (note 15)	103,651	58,628
	3,233,749	3,248,984

Amounts due to related parties represent expense reimbursements, accrued vacation payable and directors’ fees payable.

8.	Non-current liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest bearing contribution agreement and is making monthly repayments of $9,586 through November 2019. As at December 31, 2015 and 2014, the balance repayable was $440,935 and $555,968, respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

As at December 31, 2015 and 2014, the Company has a deferred lease inducement of $348,205 and nil, respectively, for a new facility lease. The inducement benefit will be recognized over the expected term of the lease.

(c)

As at December 31, 2015 and 2014, the Company has a long-term liability of $60,109 and $69,941, respectively, related to certain discontinued technologies. This liability has been discounted using an estimated market interest rate of 15% and interest expense is accreting.

The current portions of the loan payable and long-term liability are included in other current liabilities in the statements of financial position.

9.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the Board of Directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. Preferred shares have voting rights as decided upon by the Board of Directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

The Company has Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the Board of Directors, and are convertible to common shares at the holder’s discretion, on the basis of 30 Series I First Preferred Shares for one common share.

The Company has Series II First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the Board of Directors, and are convertible to common shares at the holder’s discretion, on the basis of one Series II First Preferred Share for one common share.

Holders may not convert Series I or Series II Non-Voting Convertible First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days’ prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange, and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

9.	Share capital (continued)

(b)	Share capital issued – year ended December 31, 2015

On April 7, 2015, the Company completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, Trillium sold 1,750,754 common shares and 1,077,605 Series II Non-Voting Convertible First Preferred Shares at a price of U.S. $19.50 per share, including 228,359 common shares sold pursuant to the full exercise of the underwriters’ option to purchase additional common shares. The gross proceeds to Trillium from this offering were $68,875,067 (U.S. $55,153,000) before deducting offering expenses of $4,913,443.

During the year ended December 31, 2015, 1,087,603 common shares were issued on the exercise of 32,628,425 warrants for proceeds of $9,515,154 and 6,666 stock options were exercised for proceeds of $49,995.

During the year ended December 31, 2015, 15,716,110 Series I First Preferred Shares were converted into 523,870 common shares.

Share capital issued – year ended December 31, 2014

On November 14, 2014, the Company consolidated its outstanding common shares issuing one post-consolidated share for each 30 pre-consolidated shares. All references in these consolidated financial statements and notes to the number of common shares, deferred share units and stock options have been adjusted to the post-consolidation amounts.

During the year ended December 31, 2014, 2,596,251 warrants were exercised for 86,540 common shares and for proceeds of $946,813 and 2,614 stock options were exercised for proceeds of $19,600. Also, 909,091 warrants issued in March 2011 expired unexercised.

During the year ended December 31, 2014, 8,390,476 Series I First Preferred Shares were converted into 279,682 common shares.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the purposes of calculating earnings per share have been adjusted for 2015 and 2014 to the post-consolidated number. The post-consolidated weighted average number of common shares outstanding for the years ended December 31, 2015 and 2014 were 6,641,161 and 4,202,900, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

9.	Share capital (continued)

(d)	Warrants

All warrants were exercisable on issuance. As a result of the November 14, 2014 common share consolidation, the ratio of the number of warrants exercisable for one common share was adjusted from one warrant for each common share to 30 warrants for each common share. The number of warrants outstanding was not adjusted.

The following table shows the number of warrants outstanding, the exercise prices, and the number of common shares issuable on exercise of the warrants and the exercise price per common share for 30 warrants as at December 31, 2015:

			Number of	Exercise
			common shares	price per
	Number of	Exercise	issuable	common share
Expiry dates	warrants	price	on exercise	(30 warrants	)

March 15, 2018	9,213,780	$0.40	307,126	$12.00
March 27, 2018	300,000	$0.40	10,000	$12.00
December 13, 2018	96,582,576	$0.28	3,219,419	$8.40
	106,096,356		3,536,545

Changes in the number of warrants outstanding during the years ended December 31 were as follows:

		2015		2014

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of year	138,724,781	$0.29	142,230,123	$0.30
Exercised	(32,628,425)	0.29	(2,596,251)	0.36
Expired	-	-	(909,091)	1.60

Balance, end of year	106,096,356	$0.29	138,724,781	$0.29

(e)	Stock option plan

The Company has a 10% rolling stock option plan (the “2014 Stock Option Plan”) that was approved by the Company’s shareholders at its annual general meeting held on May 27, 2014. Pursuant to the 2014 Stock Option Plan, the Company may grant stock options to purchase up to an aggregate of 10% of the Company’s issued and outstanding common shares plus 10% of the total number of common shares into which the outstanding Series I First Preferred Shares may be converted. Options granted under the 2014 Stock Option plan are equity-settled, have a vesting period of four years and have a maximum term of ten years. As at December 31, 2015, the Company was entitled to issue an additional 87,048 stock options under the 2014 Stock Option Plan.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

9.	Share capital (continued)

Changes in the number of options outstanding during the years ended December 31 were as follows:

		2015		2014

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of year	590,141	$9.76	97,372	$9.94
Granted	347,359	21.40	499,883	9.78
Exercised	(6,666)	7.50	(2,614)	7.50
Cancelled/forfeited	(3,000)	30.00	(4,500)	16.58

Balance, end of year	927,834	$14.07	590,141	$9.76

Options exercisable, end of year	333,927	$10.94	219,470	$10.13

The following table reflects stock options outstanding at December 31, 2015:

		Stock options outstanding		Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Exercisable	Weighted average
Exercise prices	outstanding	(in years)	exercise price	number	exercise price

$7.50	74,841	7.3	$7.50	49,903	$7.50
$8.34	215,758	8.4	$8.34	107,878	$8.34
$10.35	264,127	8.3	$10.35	132,064	$10.35
$15.30	6,666	8.1	$15.30	3,333	$15.30
$18.90	13,332	8.2	$18.90	6,666	$18.90
$19.33	220,859	9.9	$19.33	-	$19.33
$23.44	85,000	9.3	$23.44	28,332	$23.44
$28.05	29,000	9.4	$28.05	-	$28.05
$28.52	12,500	9.4	$28.52	-	$28.52
$30.00	5,751	0.6	$30.00	5,751	$30.00

	927,834	8.7	$14.07	333,927	$10.94

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

9.	Share capital (continued)

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the years ended December 31 as follows:

	2015	2014
Expected option life	6 years	6 years
Risk-free interest rate	1.2%	1.7%
Dividend yield	0%	0%
Expected volatility	83%	90%

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. Expected volatility was determined using a combination of historical volatilities of a peer group of biotechnology companies and the Company’s own historical volatility. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

For the years ended December 31, 2015 and 2014, the Company issued 347,359 and 499,883 stock options with a fair value of $5,227,499 and $3,580,892 and a weighted average grant date fair value of $15.05 and $7.16, respectively.

(f)	Deferred Share Unit Plan

The 2014 Deferred Share Unit Plan (the “2014 DSU Plan”) promotes greater alignment of long-term interests between non-executive directors and executive officers of the Company and its shareholders through the issuance of deferred share units (“DSUs”). Since the value of a DSU increases or decreases with the market price of the common shares, DSUs reflect a philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. For the years ended December 31, 2015 and 2014, a total of 23,011 and 28,777 DSUs were issued for payment of directors’ fees, respectively. The Company has reserved for issuance up to 66,667 common shares under the 2014 DSU Plan and 51,788 DSUs were outstanding as at December 31, 2015.

(g)	Shareholder Rights Plan

On October 17, 2013 the Company’s shareholders adopted a shareholder rights plan (the “2013 Rights Plan”) and approved certain amendments on May 27, 2014 (the “Rights Plan Amendment” which together with the 2013 Rights Plan may be referred to as the “Rights Plan”). The Rights Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for the Company, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares. The Rights Plan will expire at the close of the Company’s annual meeting of shareholders in 2016.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

9.	Share capital (continued)

The rights issued under the Rights Plan initially attach to and trade with the common shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding common shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase common shares at an approximate 50% discount to the market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the common shares but must extend the bid for a further 10 days to allow other shareholders to tender. The issuance of common shares upon the exercise of the rights is subject to receipt of certain regulatory approvals.

10.	Income taxes

Income taxes have not been recognized in the consolidated statements of loss and comprehensive loss, as the Company has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

(a)	Unrecognized deferred tax assets

As at December 31, 2015 and 2014, deferred tax assets have not been recognized with respect to the following items:

	2015	2014
	$	$

Non-capital losses carried forward	11,750,952	9,234,460
Tax credits carryforward	3,090,833	2,607,496
Tax basis of property and equipment and intangible assets in excess of accounting basis	1,577,156	1,413,171
Scientific research and experimental development expenditures	5,524,225	4,801,014
Share issue costs and other	493,476	436,795
	22,436,642	18,492,936

(b)

As at December 31, 2015 and 2014, the Company has available research and development expenditures of approximately $20,846,000 and $18,117,000, respectively, for income tax purposes which may be carried forward indefinitely to reduce future years’ taxable income. As at December 31, 2015 and 2014, the Company also has unclaimed Canadian scientific research and development tax credits of $3,920,000 and $3,293,000, respectively, which are available to reduce future taxes payable with expiries from 2017 through 2034. The benefit of these expenditures and tax credits has not been recorded in the accounts.

(c)

As at December 31, 2015, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada which are available for application against future taxable income. The benefit of these losses has not been recorded in the accounts.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

10.	Income taxes (continued)

The non-capital tax losses expire as follows:

Federal
$

2025	3,213,000
2026	6,457,000
2027	4,659,000
2028	4,144,000
2029	3,736,000
2030	1,819,000
2031	1,387,000
2032	2,715,000
2033	1,971,000
2034	5,001,000
2035	9,241,000
44,343,000

(d)	The reconciliation of the Canadian statutory income tax rate applied to the net loss for the year to the income tax recovery is as follows:

	2015	2014
	$	$

Statutory income tax rate	26.5%	26.5%

Income tax recovery based on statutory income tax rate	(3,901,912)	(3,413,682)
Investment tax credits	(473,156)	(1,091,870)
Share-based compensation and other	485,009	657,494
Change in unrecognized tax assets	3,899,561	3,848,058

Income tax expense	9,502	-

11.	Research and development

Components of research and development expenses for the years ended December 31 were as follows:

	2015	2014
	$	$

Research and development programs, excluding the below items	12,083,797	5,893,030
Salaries, fees and short-term benefits	4,120,109	2,311,755
Share-based compensation	1,942,173	1,626,824
Amortization of intangible assets	339,348	610,776
Impairment of intangible assets	-	429,763
Depreciation of property and equipment	118,394	47,208
Tax credits	(553,730)	(323,548)
	18,050,091	10,595,808

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

12.	General and administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

	2015	2014
	$	$

General and administrative expenses, excluding the below items	1,521,639	1,198,181
Salaries, fees and short-term benefits	898,381	694,849
DSU units issued for director compensation	540,000	240,000
Share-based compensation	224,327	444,430
	3,184,347	2,577,460

13.	Finance income and finance costs

Finance income for the years ended December 31 was as follows:

	2015	2014
	$	$

Interest income	488,486	378,692
Net foreign currency gain	6,106,703	-
	6,595,189	378,692

Finance costs for the years ended December 31 were as follows:

	2015	2014
	$	$

Bank charges	11,557	7,212
Accreted interest	73,391	69,770
Net foreign currency loss	-	10,262
	84,948	87,244

14.	Commitments and contingencies

As at December 31, 2015, the Company had capital commitments for the acquisition of property and equipment of approximately $1,026,000.

As at December 31, 2015, the Company had obligations to make future payments, representing significant research and development contracts and other commitments that are known and committed in the amount of approximately $7,789,000. These contracts include the clinical research organization agreement for conducting the Phase I trial, and other preclinical and manufacturing activities.  The Company also has minimum lease payments relating to operating lease commitments in the amount of $266,000 over the next 12 months, $955,000 from 12 to 60 months, and $1,289,000 thereafter.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $35,000 related to successful patent grants, $100,000, $200,000 and $300,000 on the first patient dosed in phase I, II and III trials respectively, and regulatory milestones on their first achievement totalling $5,000,000. The Company is required to pay 20% of any sublicensing revenues to the licensors on the first $50 million of sublicensing revenues, and pay 15% of any sublicensing revenues to the licensors after the first $50 million of sublicensing revenue received.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

14.	Commitments and contingencies (continued)

The Company entered into two agreements with Catalent Pharma Solutions in August 2014 pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the audited consolidated financial statements with respect to these indemnification obligations.

15.	Related parties

For the years ended December 31, 2015 and 2014, the key management personnel of the Company were the Board of Directors, Chief Executive Officer, Chief Medical Officer, Chief Scientific Officer, Chief Financial Officer and the Chief Development Officer.

Compensation for key management personnel of the Company for the years ended December 31 was as follows:

	2015	2014
	$	$

Salaries, fees and short-term benefits	2,595,536	1,708,717
Share-based compensation	2,433,710	2,281,561
Total	5,029,246	3,990,278

Executive officers and directors participate in the 2014 Stock Option Plan and the 2014 DSU Plan, and officers participate in the Company’s benefit plans. Directors receive annual fees for their services. As at December 31, 2015, the key management personnel controlled approximately 1% of the voting shares of the Company.

Under IFRS, the acquisition of Fluorinov Pharma Inc. (“Fluorinov”) was considered a related party transaction as two Company directors were determined to be related parties of Fluorinov (see Note 19). One Company director was a director of Fluorinov and had an ownership position in Fluorinov at the time of acquisition of less than 2%, and the second director was a director of an entity that was a beneficiary of a trust that was a shareholder and debenture holder of Fluorinov. The two directors declared their conflict of interest and abstained from all discussions and decisions concerning the Fluorinov acquisition. Accordingly, the Company determined that the consideration paid on the acquisition was made on terms equivalent to those that prevail in arm’s length transactions.

Outstanding balances with related parties at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2015 and 2014, a former director was paid consulting fees of $0 and $7,916, respectively.

16.	Operating segment

The Company has a single operating segment, the research and development therapies for the treatment of cancer. Substantially all of the Company’s operations, assets, and employees are in Canada.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

17.	Management of capital

The Company defines its capital as share capital, warrants and contributed surplus. The Company’s objectives when managing capital are to ensure there are sufficient funds available to carry out its research and development programs. To date, these programs have been funded primarily through the sale of equity securities and the exercise of common share purchase warrants. The Company also sources non-dilutive funding by accessing grants, government assistance and tax incentives, and through partnerships with corporations and research institutions. The Company uses budgets and purchasing controls to manage its costs. The Company is not exposed to any externally imposed capital requirements.

18.	Financial instruments

Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those which reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1	Quoted prices in active markets for identical instruments that are observable.
Level 2	Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.
Level 3	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Company has classified cash as Level 1. The loan payable has been classified as Level 2.

Cash, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. The fair value of the non-current loan payable is estimated by discounting the expected future cash flows at the cost of money to the Company, which is equal to its carrying value.

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the Board is responsible for reviewing the Company’s risk management policies.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company’s ability to meet its liquidity needs. Cash is on deposit with major Canadian chartered banks and the Company invests in high grade short-term instruments. Amounts receivable are primarily comprised of amounts due from the federal government.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company’s accounts payable and accrued liabilities have maturities of less than three months.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
Amounts in Canadian Dollars

18.	Financial instruments (continued)

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash in bank accounts or high interest savings accounts which have a variable rate of interest. The Company manages its interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible. For the years ended December 31, 2015 and 2014, the Company earned interest income of $488,486 and $378,692, respectively. Therefore, a 1% change in the average interest rate for the years ended December 31, 2015 and 2014, would have a net impact on finance income of $4,885 and $3,787, respectively.

(d)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar which are primarily expenses in US dollars. As at December 31, 2015 and 2014, the Company held US dollar cash in the amount of US$44,547,591 and US$142,558 and had US dollar denominated accounts payable and accrued liabilities in the amount of US$1,033,319 and US$1,910,430, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at December 31, 2015 and 2014 of $435,143 and $17,679, respectively.

US dollar expenses for the years ended December 31, 2015 and 2014 were approximately US$8,700,000 and US$3,260,000, respectively. Varying the US exchange rate for the years ended December 31, 2015 and 2014 to reflect a 5% strengthening of the Canadian dollar would have decreased the net loss by approximately $435,000 and $163,000, respectively, assuming that all other variables remained constant.

19.	Events after the balance sheet date

On January 26, 2016, the Company acquired all of the outstanding shares of Fluorinov, a private oncology company, for an upfront payment of $10 million plus up to $35 million of additional future payments that are contingent on Trillium achieving certain clinical and regulatory milestones with an existing Fluorinov compound. Trillium will also have an obligation to pay royalty payments on future sales of such compounds. The upfront payment was subject to adjustment based on the net working capital of Fluorinov and other adjustments at the time of closing. At Trillium’s discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from Trillium’s board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange and the NASDAQ Stock Market. Trillium has also committed to use commercially reasonable efforts to monetize Fluorinov’s CNS assets and share 50% of the net proceeds with Fluorinov shareholders. The acquisition of Fluorinov will be accounted for as a business combination under the acquisition method of accounting. The Company will record the assets acquired and liabilities assumed at their fair values as of the acquisition date. Due to the limited amount of time since the acquisition date, the preliminary acquisition valuation for the business combination is incomplete at this time. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed.